

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

January 24, 2008

via U.S. mail and facsimile

George T. Stapleton, II
President and CEO
Megawest Energy Corp.
Suite 800
926-5th Avenue, SW
Calgary, Alberta, Canada T2P 0N7

> **Re:** **Megawest Energy Corp.**
> **Amendment No. 2 to Form F-1**
> **File No. 333-145870**
> **Filed December 31, 2007**
>
> **Form 20-F, as amended**
> **Filed August 10, 2007**
> **File No. 0-49760**

Dear Mr. Stapleton:

We have reviewed your filings and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1.   We note your reference to the report of estimated reserves and resources on page 22 and its attachment as exhibit 99.5. Since you are not required to disclose this information under Canadian regulations, please remove the reference to it in the prospectus and the exhibit index.

Closing Comments

Please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ronald Winfrey, petroleum engineer, at 202-551-3704, if you have questions regarding engineering disclosure issues. Please contact Donna Levy at 202-551-3292, or in her absence, Timothy Levenberg, Special Counsel, 202-551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Jonathan C. Lotz, Esq. (via facsimile 604-687-6314)
    T. Levenberg
    D. Levy
    R. Milne
    R. Winfrey